EXHIBIT 99.01

                              CONSULTING AGREEMENT

         This CONSULTING AGREEMENT made as of December 18, 2000, by and between American Equity Financing, Inc., a New York corporation with offices at 5 Groton Drive, Port Jefferson Station, New York 11776 (hereinafter referred to as "Consultant") and Adirondack Pure Springs Mt. Water Co., Inc., a New York corporation with offices at 125 Michael Drive, Syosset, New York 11791 (hereinafter referred to as the "Company").

         WHEREAS, the Company desires to obtain the benefit of the services of Consultant to provide the services hereinafter set forth during a two year period commencing December 18, 2000 and ending December 17, 2002 at the rate of compensation set forth herein; and

         WHEREAS, the Consultant desires to render such services to the Company;

         NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained and the acts herein described, it is agreed between the parties as follows:

         1. The Company hereby engages and retains Consultant and Consultant hereby agrees to render services and advice to the Company for a two
(2) year period commencing December 18, 2000 and ending December 17, 2002

         2. The services to be rendered by Consultant shall consist of giving advice and opinions to the Company concerning but not limited to, (1) Advice and construction of e-commerce infrastructure for website, (2) Construction of, and hosting of website, (3) Logo development and branding, (3) Design and production of electronic marketing and sales materials, including but not limited to video and digital materials, for both internet and interpersonal sales efforts, (4) Introduction to new business customers, including, but not limited, to entertainment industry and retail customers, (5) Coordination of product marketing efforts to retail stores, corporate entities, etc., (6) Advice on production and plant design and layout, (7) Advice on corporate governance and structure, (8) Financial services and advice, administrative services and advice, and general business advice, (9) Introduction to potential joint venture opportunities related to new product development. Consultant shall have the sole discretion as to the form, manner, and place in which said advice shall be given and the amount of time to be devoted to serve under this Agreement. The Company will rely on the consultant to work as many hours as may be reasonably necessary to fulfill Consultant's obligations under this Agreement. Except as provided hereinafter, an oral opinion by the Consultant to the Company shall be considered sufficient compliance with the requirements of this paragraph. Consultant shall devote to the Company only such time as it may deem necessary, and when reasonably requested by the Company, and shall not by this agreement be prevented or barred from rendering services of the same or similar nature, as herein described, or services of any nature whatsoever for or on behalf of persons, firms, or corporations other than the Company. The Company recognizes the Consultant provides services to other clients. The Company acknowledges that it has already receive substantial advice and services from the Consultant and its beneficial owners.

         3.       The Company shall compensate the Consultant as follows:

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                  (i)      The payment of an annual fee $132,000.00 or one
initial payment of 660,000 shares of free trading common stock to be registered under a Registration Statement on Form S-8 or any other available form. In such connection, the Consultant represents to the Company that Don L. Rose, who will perform services hereunder, is the sole shareholder of Consultant.

                  (ii) The Consultant shall pay all "out-of-pocket" expenses in connection with the services rendered and shall not be entitled to reimbursement from the Company.

         4. The Company will not provide support services, including office space and secretarial services, for the benefit of the Consultant.

         5. The Consultant and the Company recognize that the Consultant's Services will include working on various projects for The company. The Consultant shall obtain the approval of the Company prior to the commencement of a new project.

         6. It is understood by the parties that the Consultant is an independent contractor with respect to the Company, and not an employee. The Company will not provide fringe benefits, including health insurance benefits, paid vacation, or any other employee benefit, for the benefit of the Consultant.

         7. The Company recognizes that the Consultant has and will have the following information:

      - trade secrets

and other proprietary information (collectively, "Information") which are valuable, special and unique assets of the Company and need to be protected from improper disclosure. In consideration for the disclosure of the information, the Consultant agrees that the Consultant will not at any time or in any manner, either directly or indirectly, use any Information for the Consultant's own benefit, or divulge, disclose, or communicate in any manner any Information to any third party without the prior written consent of the Company. The Consultant will protect the Information and treat it as strictly confidential. A violation of this paragraph shall be a material violation of this Agreement.

         8. The confidentiality provisions of this Agreement shall remain in full force and effect after the termination of this Agreement.

         9. Upon termination of this Agreement, The consultant shall deliver all records, notes, data, memoranda, models, and equipment of any nature that are in Consultant's possession or under Consultant's control and that are the Company's property or relate to the Company's business.

         10. All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when delivered in person or deposited in the United States mail, postage prepaid, addressed as follows:

      IF for the Company:

                  Adirondack Pure Springs Mountain Water Co. Inc.
                  Attn.: David Sackler, CEO/President
                  125 Michael Drive
                  Syosset, New York  11791

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      IF for the Consultant:

                  American Equity Financing, Inc.
                  Attn.: Don L. Rose, CEO
                  5 Groton Drive
                  Port Jefferson Station, New York  11776

Such address may be changed from time to time by either party by providing written notice to the other in the manner set forth above.

         11. This instrument contains the entire agreement of the parties. There are no representations or warranties other than as contained herein, and there shall not be any liability to Consultant for any service rendered to the Company pursuant to this agreement. No waiver or modification hereof shall be valid unless executed in writing with the same formalities as this Agreement. Waiver of the breach of any term or condition of this Agreement shall not be deemed a waiver of any other subsequent breach, whether of like or of a different nature.

         12. This agreement shall be construed according to the laws of State of New York as they are applied to agreements executed and to be performed entirely within such State and shall be binding upon the hereto, their successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be signed and their respective seals to be hereunto affixed the day and year first above written.

American Equity Financing, Inc.

/s/ DON L. ROSE
-----------------------------------
Don L. Rose, CEO


Adirondack Pure Springs Mountain Water Co., Inc.

/s/ DAVID SACKLER
-----------------------------------
David Sackler, President, CEO